[CHAPMAN AND CUTLER LLP LETTERHEAD]

January 6, 2023

VIA EDGAR CORRESPONDENCE

Lisa N. Larkin
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calamos ETF Trust (the “Trust”)
File Nos. 333-191151; 811-22887

Dear Ms. Larkin:

This letter responds to your comments received by telephone on December 21, 2022 regarding the registration statement filed on Form N-1A for Calamos ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on November 4, 2022 (the “Registration Statement”).  The Registration Statement relates to the Calamos Antetokounmpo Global Sustainable Equities ETF (the “Fund”), a series of the Trust.  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

COMMENT 1 — GENERAL

Please provide the ticker in advance of effectiveness.

RESPONSE TO COMMENT 1

The Fund notes that the ticker is SROI.

COMMENT 2 — GENERAL

The Staff notes that the fee table contemplates an expense limitation agreement. Please confirm the agreement is for a least one year from the effective date of post-effective amendment.

RESPONSE TO COMMENT 2

The Fund notes that an expense limitation agreement will not be utilized for this Fund. Therefore, all disclosure relating to such has been removed from the prospectus and statement of additional information.

COMMENT 3 — PRINCIPAL INVESTMENT STRATEGIES

The Staff notes that the second paragraph under “Principal Investment Strategy” refers to MSCI, Inc. Please add brief disclosure explaining who MSCI is.

RESPONSE TO COMMENT 3

In accordance with the Staff’s comment, the disclosure has been revised as follows:

“To determine if a country is an emerging market or frontier market country, Calamos Advisors will use the classification provided by MSCI, Inc, a global investment research firm that provides stock indexes and portfolio risk and performance analytics.”

COMMENT 4 — PRINCIPAL INVESTMENT STRATEGIES

The Staff notes that an explanation for the three-pronged ESG process is included under Item 9. Please also include this additional disclosure explaining the three-pronged ESG process in Item 4 to be consistent with the corresponding N-1A/A filing (File No. 333-267049).

RESPONSE TO COMMENT 4

The Fund confirms its disclosure will be consistent with the corresponding N-1A/A filing.

COMMENT 5 — PRINCIPAL INVESTMENT STRATEGIES

The Staff notes that under the section entitled “Other Important Information Regarding Fund Shares” there are two sections “How is the Fund Different from an Index Fund?” and “How is the Fund different from Mutual Funds” that do not belong to Item 6. Please consider deleting this disclosure or moving it to a different location.

RESPONSE TO COMMENT 5

The disclosure has been removed in accordance with the Staff’s comment.

COMMENT 6 — ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

Per Item 9A of Form N-1A, please state that the objectives of the Fund may be changed without shareholder approval, if applicable.

RESPONSE TO COMMENT 6

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 7 — ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

The Staff notes the “Equity Securities” disclosure and “Illiquid Investments “disclosure under the “Fund Investments” section. Please consider if this disclosure is necessary

RESPONSE TO COMMENT 7

Because the Fund invests primarily in equity securities, it believes the disclosure pertaining to Equity Securities should remain as currently presented for adequate investor comprehension. Further, the Fund reserves the right to invest up to 15% of its net assets in illiquid investments and therefore respectfully declines to remove the disclosure.

COMMENT 8 — ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

The Staff notes that the disclosure provides, “At a meeting held on [ ], the Board of Trustees approved the Investment Management Agreement for the Fund. A discussion regarding the basis for the Board’s approval of the Investment Management on behalf of the Fund will be included in the first shareholder report that covers the period in which the Fund commences operations.” Please add “Agreement” after “Investment Management” in the second sentence of the referenced disclosure.

RESPONSE TO COMMENT 8

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 9 — ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RELATED RISKS

Per Item 10(a)(1)(ii) of Form N-1A, please add disclosure regarding the compensation paid to the sub-adviser.

RESPONSE TO COMMENT 9

The Fund notes that the disclosure currently states that the sub-adviser will receive a monthly fee for its services in an amount based on the Fund’s average daily net assets. The Fund believes that the disclosure as currently provided is consistent with the requirements of Form N-1A, which requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the sub-advisory fees are paid by the Adviser, and not the Fund, the Fund respectfully declines to make any changes in response to this comment.

COMMENT 10 — BACK COVER

Please delete the “333” from the SEC File number from the back page of the prospectus as the Staff notes that only the 1940 Act number should appear on the back cover.

RESPONSE TO COMMENT 10

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 11 — STATEMENT OF ADDITIONAL INFORMATION

The Staff notes that column entitled “Portfolios in Fund Complex Overseen” under the Trustees and Officers table references that the Trustees of the Trust oversee 27 portfolios, but the corresponding N-1A/A filing (File No. 333-267049) references 29 portfolios. Please revise for consistency.

RESPONSE TO COMMENT 11

The disclosure has been revised in accordance with the Staff’s comment to be consistent with the corresponding N-1A/A filing.

COMMENT 12 — STATEMENT OF ADDITIONAL INFORMATION

Please add Susan L. Schoenberger and corresponding information to the table listing the Officers of the Trust.

RESPONSE TO COMMENT 12

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 13 — STATEMENT OF ADDITIONAL INFORMATION

Per Item 17(b)(2) of Form N-1A, please add the number of committee meetings held during the last fiscal year.

RESPONSE TO COMMENT 13

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 14 — STATEMENT OF ADDITIONAL INFORMATION

Please consider adding disclosure regarding shareholder instructions as is referenced in the registration statement for the corresponding N-1A/A filing (File No. 333-267049).

RESPONSE TO COMMENT 14

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 15 — STATEMENT OF ADDITIONAL INFORMATION

The Staff notes that it appears there is a 12b-1 plan, although the Fund is not charging a 12b-1 fee. Per Item 19(g) of Form N-1A, please add the relevant disclosure for 12b-1 plans.

RESPONSE TO COMMENT 15

As is currently noted in the SAI under the section “Distributor — 12b-1 Plan,” while the Board has adopted a 12b-1 plan, no fees are currently paid by the Fund under a Plan and the Fund has no current plans to impose a fee. The current disclosure also outlines what would happen should a fee be charged under the Plan. Therefore, the Fund respectfully declines to add any additional disclosure. If the Fund utilizes a 12b-1 plan in the future, the Fund confirms additional disclosure will be added.

COMMENT 16 — ACCEPTANCE OF ORDERS OF CREATION UNITS

The Staff notes that the disclosure provides, “The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of a Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of a Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Unit.” The Staff has the following comments:

(a)         Please delete the term “absolute” in the above-referenced disclosure.

(b)         Please delete prong (d) in the above-referenced disclosure.

(c)          Please delete prong (f) in the above-referenced disclosure.

RESPONSE TO COMMENT 16

The disclosure has been revised in accordance with the Staff’s comment.

COMMENT 17 — EXHIBIT A

Please add the Proxy Voting Guidelines to the Registration Statement under Exhibit A.

RESPONSE TO COMMENT 17

The Fund has revised its disclosure to include its Proxy Voting Guidelines in accordance with the Staff’s comment.

COMMENT 18 — PART C

The Staff notes that “to be filed by subsequent amendment” appears for the following exhibits: (i) the Declaration of the Trust, (ii) the Certificate of the Trust, and (iii) the Bylaws of the Registrant. The Staff notes that it will need to review these organizational documents to see if a carveout exists for shareholders to bring an action under the federal securities laws, including the Investment Company Act of 1940.

RESPONSE TO COMMENT 18

The Fund confirms it has revised its disclosure in accordance with the comments received by the corresponding N-1A/A filing. Please see Appendix A for the revised disclosure that has been added to the Fund’s prospectus and which summarizes provisions of the Second Amended and Restated Trust Instrument. Please see Appendix B for the relevant sections from the Fund’s revised Second Amended and Restated Trust Instrument, which is pending Board approval and execution.

COMMENT 19 — GENERAL

The Staff requests confirmation that the Fund will BXT until the issues regarding the name of the Fund and the name of the corresponding N-1A/A filing (File No. 333-267049) have been resolved.

RESPONSE TO COMMENT 19

In light of the nature of the comments received, the Fund does not believe a BXT will be necessary and intends to go effective on January 18th.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

APPENDIX A

Summary of Certain Provisions of the Second Amended and Restated Trust Instrument

The summary below is a synopsis of certain provisions contained in the Trust’s Second Amended and Restated Trust Instrument (the “Trust Instrument”). Shareholders should refer to the Trust Instrument for further information. Defined terms have the meanings contained in the Trust Instrument.

Derivative Actions

The Second Amended and Restated Trust Instrument (the “Trust Instrument”) requires, within Section 9 of Article IV, that before bringing any derivative action on behalf of the Fund, Shareholders must have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself.

In order to warrant consideration, any such written demand must include at least the following:

(1)                                 a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made;

(2)                                 a statement to the effect that the complaining Shareholders believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Trust or the affected Series or Class, as applicable and an explanation of why the complaining Shareholders believe that to be the case;

(3)                                 a certification that the following requirements have been met, as well as information reasonably designed to allow the Trustees to verify that certification:

(a)                                 each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a Person who was a Shareholder at that time; and

(b)                                 each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, as of the time the demand required by Section 9 of Article IV was made; and

(4)                                 a certification that each complaining Shareholder will be a Shareholder of the Trust or the affected Series or Class, as applicable as of the commencement of the derivative action.

The Trust Instrument further provides that at least 10% of the Shareholders of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action. This provision does not apply to claims brought under the federal securities laws.

The Trust Instrument also provides that a copy of the derivative complaint must be served on the Trust, assuming the requirements described above have already been met and the derivative action has not been barred as further described in the Trust Instrument.

Forum and Waiver of Jury Trial

Section 10 of Article X of the Trust Instrument outlines which shareholder actions must be brought in state court and which must be brought in federal court.  This section states in particular that, unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law. This provision may increase costs for a shareholder to bring a claim or may limit a shareholder’s ability to bring a claim in a judicial forum that they find more convenient or favorable. While the enforceability of the exclusive forum provisions may be challenged, this section also provides that if any provisions of Section 10 shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining portions will still apply.

Section 10 of Article X of the Trust Instrument also states that shareholders and all other such persons bringing any such suit, action, or proceeding in the Superior Court in the State of Delaware waive the right to a trial by jury to the fullest extent permitted by law.

APPENDIX B

ARTICLE IV

SERIES; CLASSES; SHARES

…

Section 9. DERIVATIVE ACTIONS. In addition to all suits, claims or other actions (collectively, “claims”) that under applicable law must be brought as derivative claims, each Shareholder of the Trust or any Series or Class thereof agrees that any claim that affects all Shareholders of the Trust or any Series or Class equally, that is, proportionately based on their number of Outstanding Shares in such Series or Class, must be brought as a derivative claim subject to this Section 9 of Article IV irrespective of whether such claim involves a violation of the Shareholders’ rights under this Trust Instrument or any other alleged violation of contractual or individual rights that might otherwise give rise to a direct claim.

(a) Shareholders may not bring a derivative action to enforce the right of the Trust or an affected Series or Class, as applicable, unless each of the following conditions is met:

(i) Each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, at the time of the action or failure to act complained of, or acquired the Shares afterwards by operation of law from a Person who was a Shareholder at that time;

(ii) Each complaining Shareholder was a Shareholder of the Trust or the affected Series or Class, as applicable, as of the time the demand required by subparagraph (iii) below was made;

(iii) Prior to the commencement of such derivative action, the complaining Shareholders have made a written demand to the Board of Trustees requesting that they cause the Trust or affected Series or Class, as applicable, to file the action itself. In order to warrant consideration, any such written demand must include at least the following:

(1)                                 a detailed description of the action or failure to act complained of and the facts upon which each such allegation is made;

(2)                                 a statement to the effect that the complaining Shareholders believe that they will fairly and adequately represent the interests of similarly situated Shareholders in enforcing the right of the Trust or the affected Series or Class, as applicable and an explanation of why the complaining Shareholders believe that to be the case;

(3)                                 a certification that the requirements of sub-paragraphs (i) and (ii) have been met, as well as information reasonably designed to allow the Trustees to verify that certification; and

(4)                                 a certification that each complaining Shareholder will be a Shareholder of the Trust or the affected Series or Class, as applicable as of the commencement of the derivative action;

(iv) Shareholders holding at least 10% of the Outstanding Shares of the Trust or the Outstanding Shares of the affected Series or Class, as applicable, must join in bringing the derivative action (provided, that the requirements of this clause (iv) shall not apply to derivative claims brought under federal securities law); and

(v) A copy of the derivative complaint must be served on the Trust, assuming the requirements of sub-paragraphs (i)-(iv) above have already been met and the derivative action has not been barred in accordance with paragraph (b)(ii) below.

(b) Demands for derivative action submitted in accordance with the requirements above will be considered by those Trustees who are not deemed to be Interested Persons of the Trust. Within 30 calendar days of the receipt of such demand by the Board of Trustees, those Trustees who are not deemed to be Interested Persons of the Trust will consider the merits of the claim and determine whether maintaining a suit would be in the best interests of the Trust or the affected Series or Class, as applicable. Trustees that are not deemed to be Interested Persons of the Trust are deemed independent for all purposes, including for the purpose of approving or dismissing a demand for derivative action.

(i) If the demand for derivative action has not been considered within 30 calendar days of the receipt of such demand by the Board of Trustees, a decision has not been communicated to the complaining Shareholders within the time permitted by sub-paragraph (ii) below, and sub-paragraphs (i)-(iv) of paragraph (a) above have been met, the complaining Shareholders shall not be barred by this Trust Instrument from commencing a derivative action.

(ii) If the demand for derivative action has been considered by the Board of Trustees, and a majority of those Trustees who are not deemed to be Interested Persons of the Trust, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Trust or the affected Series or Class, as applicable, the complaining Shareholders shall be barred from commencing the derivative action. If upon such consideration the appropriate members of the Board determine that such a suit should be maintained, then the appropriate officers of the Trust shall commence initiation of that suit and such suit shall proceed directly rather than derivatively. The Board of Trustees, or the appropriate officers of the Trust, shall inform the complaining Shareholders of any decision reached under this sub-paragraph (ii) in writing within five business days of such decision having been reached.

A Shareholder of a particular Series or Class of the Trust shall not be entitled to participate in a derivative action on behalf of any other Series or Class of the Trust.

ARTICLE X

MISCELLANEOUS

…

Section 10. JURISDICTION AND WAIVER OF JURY TRIAL.  Unless the Trust consents in writing to the selection of an alternative forum, the sole and exclusive forum for any suit, action or proceeding brought by or in the right of any Shareholder or any Person claiming any interest in any Shares seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Trust Instrument, the By-laws or the Trust, any Series or Class or any Shares, and any claim of any nature against the Trust, any Series or Class, the Trustees or officers or employees of the Trust, including (i) any derivative action or proceeding brought on behalf of the Trust, (ii) any action asserting a claim of breach of a fiduciary duty owed by any Trustee, officer or other employee of the Trust to the Trust, any Series or Class or the Shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware Act, (iv) any action to interpret, apply, enforce or determine the validity of this Trust Instrument or the By-laws or (v) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware, or, if the Court of Chancery of the State of Delaware does not have jurisdiction, the Superior Court of the State of Delaware (each, a “Delaware Action”); provided, however, that unless the Trust consents in writing to the selection of an alternative forum, the Federal District Courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under any federal securities law  (each a “Federal Securities Action” and together with a Delaware Action, a “Covered Action”).  IN CONNECTION WITH ANY SUCH SUIT, ACTION, OR PROCEEDING BROUGHT IN THE SUPERIOR COURT IN THE STATE OF DELAWARE, ALL SHAREHOLDERS AND ALL OTHER SUCH PERSONS HEREBY IRREVOCABLY WAIVE THE RIGHT TO A TRIAL BY JURY TO THE FULLEST EXTENT PERMITTED BY LAW.  Except as otherwise provided below, all Shareholders and other such Persons agree that service of summons, complaint or other process in connection with any proceedings may be made by registered or certified mail or by overnight courier addressed to such Person at the address shown on the books and records of the Trust for such Person or at the address of the Person shown on the books and records of the Trust with respect to the Shares that such Person claims an interest in.  Service of process in any such suit, action or proceeding against the Trust or any Trustee or officer of the Trust may be made at the address of the Trust’s registered agent in the State of Delaware.  Any service made in accordance with this Section 10 shall be effective as if personally made in the State of Delaware. Any Person purchasing or otherwise acquiring or holding any interest in Shares shall be (i) deemed to have notice of and consented to the provisions of this Section 10, and (ii) deemed to have waived any argument relating to the inconvenience of the forums referenced above in connection with any action or proceeding described in this Section 10.

If any Covered Action is filed in a court other than the Court of Chancery of the State of Delaware or the Superior Court of the State of Delaware or the Federal District Courts of the United States of America, as applicable as set forth above (a “Foreign Action”), in the name of any Shareholder, such Shareholder shall be deemed to have consented to (i) the personal jurisdiction of the Court of Chancery of the State of Delaware and the Superior Court of the State of Delaware or the Federal District Courts of the United States of America, as applicable, in connection with any action brought in any such courts to enforce the first paragraph of this Section 10 (an “Enforcement Action”) and (ii) having service of process made upon such Shareholder in any such Enforcement Action by service upon such Shareholder’s counsel in the Foreign Action as agent for such Shareholder.  Furthermore, if any Shareholder shall initiate or assert a Foreign Action without the written consent of the Trust, then each such Shareholder shall be obligated jointly and severally to reimburse the Trust and any officer or Trustee of the Trust made a party to such proceeding for all fees, costs and expenses of every kind and description (including, but not limited to, all reasonable attorneys’ fees and other litigation expenses) that the parties may incur in connection with any successful motion to dismiss, stay or transfer such Foreign Action based upon non-compliance with this Section 10.  If any provision or provisions of this Section 10 shall be held to be invalid, illegal or unenforceable as applied to any Person or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision(s) in any other circumstance and of the remaining provisions of this Section 10 (including each portion of any sentence of this Section 10 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other Persons and circumstances shall not in any way be affected or impaired thereby.